UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date: April 3, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Other Events

On April 2, 2026, SES issued a press release announcing the results of the Annual General Meeting of SES’ shareholders held on April 2, 2026.

A copy of the press release is attached hereto as exhibit 99.1.

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated April 2, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(Registrant)

Date: April 3, 2026	By:	/s/ Aaron Shourie
	Name:	Aaron Shourie
	Title:	Chief Legal Officer